# STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2018
With Reports of Independent Registered Public Accounting Firm

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-25845 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Investment Distributors, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street
(No. and Street)

| Boston | MA | 02110-2804 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Scherman 612-678-5232
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| One North Wacker Dr | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeffrey J. Scherman _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Columbia Management Investment Distributors, Inc _____ , as

of December 31 _____ , 20 18 _____ , are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a)  Facing Page.
☑ (b)  Statement of Financial Condition.
☐ (c)  Statement of Income (Loss).
☐ (d)  Statement of Changes in Financial Condition.
☐ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g)  Computation of Net Capital.
☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☑ (l)  An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2018

## Contents



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder of Columbia Management Investment Distributors, Inc.

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying Statement of Financial Condition of Columbia Management Investment Distributors, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 26, 2019

We have served as the Company's auditor since 2010.

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us*

# Columbia Management Investment Distributors, Inc.
## Statement of Financial Condition
### December 31, 2018
#### (in thousands except share amounts)

| | | |
|---|---|---:|
| **Assets** | | |
| Cash and cash equivalents | $ | 75,898 |
| Receivables: | | |
|     Distribution fees from associated mutual funds | | 3,716 |
|     Due from affiliates | | 1,213 |
|     Other | | 502 |
| Deferred acquisition costs | | 4,022 |
| Intangible assets, net of accumulated amortization of $1,356 | | 644 |
| Total assets | $ | 85,995 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
|     Payables: | | |
|       Due to affiliates | $ | 40,578 |
|       Distribution fees to outside distributors | | 15,406 |
|       Other | | 1,714 |
|     Deferred income taxes, net | | 1,117 |
|     Total liabilities | | 58,815 |
| | | |
| Commitments and contingencies (see note 9) | | |
| | | |
| Stockholder's equity: | | |
|     Common stock $1 par value per share: | | |
|       Authorized, issued and outstanding shares - 250 | | — |
|     Additional paid - in capital | | 28,083 |
|     Accumulated deficit | | (903) |
|     Total stockholder's equity | | 27,180 |
| | | |
| Total liabilities and stockholder's equity | $ | 85,995 |

*The accompanying notes are an integral part of these financial statements.*

# Columbia Management Investment Distributors, Inc.
## Statement of Financial Condition
## December 31, 2018
### (in thousands except share amounts)

## 1. Organization and Significant Accounting Policies

### Organization

Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co, Inc., which is a wholly owned subsidiary of Columbia Management Investment Advisers, LLC, (CMIA), which is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products which consist of both retail funds and variable product funds, open-end investment companies and 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution of the investment companies' shares. The Company serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans, which includes funds known collectively as the Columbia Funds (the Funds), and serves as a placement agent or distributor of private and foreign funds managed by CMIA. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust collective funds, which are sub-advised by CMIA.

### Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

### Significant Accounting Policies

*Income taxes:* The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

(in thousands except share amounts)

*Fair value of financial instruments:* Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2018, approximate fair value.

*Cash and cash equivalents:* Cash equivalents include money market funds, time deposits and commercial paper with original or remaining maturities at the time of purchase of 90 days or less.

*Deferred acquisition costs:* Certain commissions are advanced to affiliates and outside distributors by the Company in connection with the sales of class C mutual funds where customers are not charged a time of sale commission. As such these amounts paid by the Company are deferred and are amortized over the period for which the shares are subject to a contingent deferred sales charge which is generally for 1 year. The Company has a process to evaluate impairment annually or whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. No impairments were identified as a result of these tests for the year ended December 31, 2018.

*Intangible assets:* Intangible assets are composed of acquired distribution relationships and are amortized over their estimated useful lives of 15 years. The Company evaluates the definite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2018.

**2. Recent Accounting Pronouncements**

**Adoption of New Accounting Standards**

*Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*

In August 2018, the FASB updated the accounting standards related to disclosures for fair value measurements. The update eliminates the following disclosures: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the policy of timing of transfers between levels of the fair value hierarchy, and 3) the valuation processes for Level 3 fair value measurements. The new disclosures include changes in unrealized gains and losses for the period included in OCI for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated. The new disclosures are required on a prospective basis; all other provisions should be applied retrospectively. The update is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for the entire standard or only the provisions that eliminate or modify disclosure requirements. The Company early adopted the provisions of the standard that eliminate or modify disclosure requirements in the fourth quarter of 2018. The update does not have an impact on the Company's results of operations or financial condition.

**3. Intangible Assets**

Intangible assets representing acquired distribution relationships are amortized over an assigned useful life of 15 years.

# Columbia Management Investment Distributors, Inc.
## Statement of Financial Condition
### December 31, 2018
#### (in thousands except share amounts)

|  | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| December 31, 2017 balance | $ 2,000 | $ (1,222) | $ 778 |
| Amortization | — | (134) | (134) |
| December 31, 2018 balance | $ 2,000 | $ (1,356) | $ 644 |

## 4. Income Taxes

The Company had a receivable from the Parent for federal income taxes of $151 and a receivable for state income taxes of $10 at December 31, 2018, which were included in Due from affiliates on the Statement of Financial Condition, respectively.

In December of 2017, the Tax Act reduced federal income tax rates from 35% to 21% for tax years after 2017.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2018 are as follows:

| | |
|---|---|
| Deferred income tax assets: | |
| Other | $ 22 |
| Loss Carryovers | 4 |
| Total deferred income tax assets | 26 |
| Less: valuation allowance | (4) |
| Total deferred income tax assets | 22 |
| | |
| Deferred income tax liabilities: | |
| Deferred commission and intercompany gains | (982) |
| Intangible asset amortization | (157) |
| Total deferred income tax liabilities | (1,139) |
| Net deferred income tax liability | $ (1,117) |

Included in the Company's deferred income tax assets are tax benefits related to state net operating losses of $4, net of federal benefit, which will expire beginning December 31, 2026. Based on analysis of the Company's tax position, management believes it is more likely than not that the Company will not realize certain state deferred tax assets and state net operating losses and therefore a valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2018.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction and various state jurisdictions. In the first quarter

(in thousands except share amounts)

of 2018, the Parent received cash settlements for final resolution of the 2008 through 2010 IRS audits. In the third quarter of 2018, the Parent reached an agreement with IRS appeals to resolve the 2012 and 2013 audits. Accordingly, the Parent's IRS audits are effectively settled through 2013. The IRS is currently auditing the Parent's U.S. income tax returns for 2014 and 2015. The Parent's state income tax returns are currently under examination by various jurisdictions for years ranging from 2009 through 2017.

## 5. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

### Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

| | |
|---|---|
| Level 1 | Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date. |
| Level 2 | Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities. |
| Level 3 | Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. |

### Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

### Assets

*Cash equivalents*
The Company's cash equivalents, consisting of money market funds which are classified as Level 1 and commercial paper which are classified as Level 2, are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

# Columbia Management Investment Distributors, Inc.
## Statement of Financial Condition
### December 31, 2018
#### (in thousands except share amounts)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

| | | December 31, 2018 | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash equivalents | | | | |
|   Money market funds | $ 5,098 | $ — | $ — | $ 5,098 |
|   Commercial paper | — | 57,082 | — | 57,082 |
| Total assets at fair value | $ 5,098 | $ 57,082 | $ — | $ 62,180 |

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

**Fair Value of Financial Instruments**

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2018, approximate fair value.

## 6. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2018, the Company had net capital of $18,194, which was $17,944 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

## 7. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees).

CMIA has agreed to provide sponsor support to the Company for any services provided and liabilities incurred in its capacity as a principal underwriter and distributor of the Columbia Funds

(in thousands except share amounts)

Receivables due from affiliates on the statement of financial condition, as of December 31, 2018, primarily relates to a receivable for sponsor support for $851 and receivables for federal and state taxes of $161.

Payables due to affiliates on the statement of financial condition as of December 31, 2018, primarily relates to 12b-1 fees of $19,796, fees for use of affiliates' wholesaling and marketing capabilities of $11,770, transfer agent fees of $5,850, administration support payable to the parent of $1,338 and marketing support of $1,734.

**8. Commitments and Contingencies**

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

**9. Subsequent Events**

As of February 26, 2019, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. The Company plans to pay a dividend of $5,000 to J. & W. Seligman & Co, Inc. on or before February 28, 2019. No events or transactions were identified requiring further recognition or disclosure.